40-33

AIM INVESTMENTS

811-02756
Branch 16

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 12 2007
WASH, D.C.
186

February 7, 2007

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons:

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund

PROCESSED
FEB 21 2007
THOMSON
FINANCIAL

AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons, a copy of **Motion and Memorandum of Law in Support of Motion to Dismiss the Third Derivative Consolidated Amended Complaint** in *Richard T. Boyce v. A I M Management Group, Inc., et al.*

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund

AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Kimberly Garber, SEC – Fort Worth
Mr. Sandra Gonzalez, SEC – Fort Worth

S:\sr\litigation\Boyce v IFG and AIM\Corr\L-020707SEC.doc
020707 (1) vtn

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RICHARD TIM **BOYCE**, individually and on behalf of all others similarly situated, Plaintiff, vs. **A I M MANAGEMENT GROUP, INC.**, et al., Defendants.	Civil Action No. 04cv2587 (Consolidated) Judge Keith P. Ellison

MOTION AND MEMORANDUM OF LAW IN SUPPORT OF MOTION TO DISMISS THE THIRD DERIVATIVE CONSOLIDATED AMENDED COMPLAINT

POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, New York 10036
Tel. (212) 575-4700

MAYER, BROWN, ROWE & MAW LLP
700 Louisiana, Suite 3400
Houston, Texas 77002
Tel. (713) 238-2634

GIBBS & BRUNS, LLP
1100 Louisiana, Suite 5300
Houston, Texas 77002
Tel. (713) 751-5268

Attorneys for Defendants A I M Management Group Inc., INVESCO Funds Group Inc., A I M Advisors, Inc., A I M Distributors, Inc., and INVESCO Distributors, Inc.

TABLE OF CONTENTS

TABLE OF AUTHORITIES

CASES

STATUTES

PRELIMINARY: an abusive "amendment"

Defendants A I M Management Group, Inc.[1], A I M Advisors, Inc., INVESCO Funds Group, Inc., AIM Distributors, Inc. and INVESCO Distributors, Inc. ("Defendants") move to dismiss the Third Derivative Consolidated Amended Complaint ("Third Amended Complaint"), pursuant to Rules 12(b)(1) and (6), Fed.R.Civ.P.

In the Memorandum and Order, dated September 29, 2006, granting Defendants' motion to dismiss the § 36(b) claims in the Second Consolidated Amended Complaint, this Court stated:

> [T]his Court joins those courts to have analyzed this issue and holds that a claim under § 36(b) is a derivative claim and must be pled as such. Count III is therefore dismissed with leave to amend.

Boyce v. A I M Mgmt. Group, Inc., No. 04-2587, 2006 U.S. Dist. LEXIS 71062, at *15 (S.D.Tex. Sept. 29, 2006).

Plaintiffs, in the guise of an "amendment", have changed the essential core of the case: they have converted it from a "shelf-space" brokerage case to an advisory fee case. This is not an "amendment" but an abuse of the limited permission granted by this Court to amend the claim about "shelf-space" brokerage from a class claim to a derivative claim. The "amendment" should be disallowed.

In any event, this entire action is barred by SLUSA. *See* Point I, *infra*, pp. 2 to 3.

Further, the Third Amended Complaint fails to state a legally cognizable claim under § 36(b) on behalf of any of the seven AIM Funds involved herein[2] because it fails to allege facts

[1] A I M Management Group, Inc. is the first-named defendant in the caption. However, there are no allegations in the Third Amended Complaint as to A I M Management Group, Inc. Thus, the Court should dismiss the Third Amended Complaint as to A I M Management Group, Inc. *Dove v. Fordham Univ.*, 56 F.Supp.2d 330, 335 (S.D.N.Y. 1999) ("where the complaint names a defendant in the caption but contains no allegations indicating how the defendant violated the law" motion to dismiss granted), *aff'd without op.*, 210 F.3d 354 (2d Cir. 2000).

[2] AIM Basic Value Fund, AIM Technology Fund, AIM Constellation Fund, AIM Basic Balanced Fund, AIM Large Cap Growth Fund, AIM Financial Services Fund and AIM Leisure Fund.

in the relevant one-year "look-back" period and/or because it fails to allege facts which, if proved, would demonstrate that the fee was "**so disproportionately large** that it bears **no reasonable relationship** to the services rendered" to that <u>particular</u> Fund "and **could not have been** the product of arm's-length bargaining." *See* Points II and III, *infra,* pp. 4-19.

For any or all of these reasons, the Motion to Dismiss should be granted.

POINT I – SLUSA bars this entire action

SLUSA (15 U.S.C. §§ 78bb(f)(1), 77p(b)) bars entire actions, not claims. SLUSA required dismissal of this entire action, not just the state law claims.

As Judge William J. Martini, of the District of New Jersey, held on December 4, 2006, in withdrawing his prior Opinion in a virtually identical action brought by these very same plaintiffs' counsel (Messrs. Milberg Weiss):

> Each count was contained in a class action complaint and each count pled claims on behalf of the class ... As such, once we found [the state law counts] preempted by SLUSA, we were required to dismiss the entire class action, including [the counts under §§ 36(b) and 48(a) of the Investment Company Act], and not grant Plaintiffs leave to file a new complaint alleging an entirely new and different action. This is clear not only from the statutory text of SLUSA, but also from the considered dicta by the Third Circuit in *Rowinski.* **Therefore, because the Court erred in allowing Plaintiffs leave to amend [the counts under §§ 36(b) and 48(a)] and file an entirely new non-class action, the Court will now vacate its prior decision allowing Plaintiffs to replead those Counts. Instead the Court will dismiss the entire action under SLUSA.** (emphasis supplied)

In re Lord Abbett Mutual Funds Fee Litigation, No. 04-CV-0559, 2006 WL 3483946, at *2 (D.N.J. Dec. 4, 2006) (attached hereto as Addendum A).[3]

[3] For the Court's convenience, Defendants have concurrently filed Appendix 1 to the Motion which includes copies of all unpublished decisions and court orders cited in Defendants' Motion to Dismiss.

Thereafter, Judge Paul Magnuson, of the Eastern District of Missouri, held likewise in *Siepel* v. *Bank of Am., N.A.*, No. 05-2393 (PAM), 2006 U.S.Dist. LEXIS 93602 (E.D.Mo. Dec. 27, 2006) stating:

> SLUSA preemption mandates dismissal of the entire action — not just individual claims ... Thus, in addition to the reasons provided above, the federal law securities law claims fail for this reason as well.

Id. at *36 n.11.

And, finally, Judge Gray Miller, of this Court, relying explicitly on *Lord Abbett,* in *Superior Partners* v. *Chang*, No. 06-CV-3966, 2007 U.S. Dist. LEXIS 1457, at *22 (S.D.Tex. Jan. 8, 2007), held that "SLUSA applies to 'actions' rather than individual 'claims'." Although *Superior* concerned the remand of an action removed to federal court pursuant to SLUSA, Judge Miller's reasoning is directly on point.

Judge Joel Pisano, of the District of New Jersey, had earlier held, in *LaSala* v. *Bordier*, 452 F.Supp.2d 575, 588-89 (D.N.J. 2006), that "SLUSA does preempt Plaintiffs' Swiss law claims [because] the Third Circuit has indicated that SLUSA preempts actions, not claims." *But see In re Am. Mut. Funds Fee Litig.*, No. CV-04-5593, Chambers Order (C.D.Ca. Jan. 17, 2007) (decided by Judge Gary Feess, of the Central District of California, the sole decision to the contrary).

This Court has previously ruled that the state law claims in the Second Consolidated Amended Complaint (Counts VI through VIII) were preempted by SLUSA, and thereupon dismissed those claims, as well as all other claims, but allowed plaintiffs to attempt to amend the § 36(b) claim. *See* Memorandum and Order dated September 29, 2006; *Boyce v. AIM Management Group, Inc.*, No. 04-2587, 2006 U.S. Dist. LEXIS 71062 (S.D.Tex. Sept. 29, 2006).

In fact, what this Court was obliged to do, we respectfully submit, was to dismiss the entire action, precluding a Third Amended Complaint.

This Court, we respectfully submit, should vacate its prior Memorandum and Order dated September 29, 2006 (as Judge Martini did) and now dismiss the entire action on the ground of the SLUSA bar.

If this Court agrees with Point I, it need go no further with this Memorandum.

POINT II –
The Third Amended Complaint fails to state a legally cognizable claim under § 36(b) because there are no facts alleged in the relevant one-year "look-back" period of December 7, 2005 – December 7, 2006

The core facts of the prior § 36(b) claims about misuse of shelf-space arrangements are, as noted in the Preliminary, materially and dramatically different from the core facts of the new § 36(b) claims about excessive advisory fees. The prior Complaint focused on the Defendants' relationships with brokers. As this Court's Memorandum and Order dated September 29, 2006 recited:

> ... Plaintiffs claim that Defendants made excessive payments to brokers out of Fund investor assets so that the brokers would aggressively promote the sale of AIM mutual funds to new investors. This practice is described as acquiring "shelf-space" at brokerage firms.

Id. at *5.

The Third Amended Complaint focuses on the AIM Funds' relationships with their advisors. *See, e.g., Lord Abbett Mut. Funds Fee Litig.*, 2006 WL 3483946, at *2 (the "new" derivative complaint for excessive fees under § 36(b) was "an entirely new and different action" from the prior complaint which was about an alleged "kickback scheme" concerning shelf-space arrangements); *see also Gilliam v. Fidelity Mgmt. & Research Co.*, No. 04-11600-NG, 2005 WL 1288105, at *2 (D.Mass. May 3, 2005) (denying consolidation of a § 36(b) excessive fee case with a case about portfolio brokerage on the ground that these allegations are "in striking contrast" to each other, and each has a different "gravamen"); *Forsythe v. Sun Life Fin. Inc.*, No. 04-10584-GAO, 2005 WL 81576, at *1 (D.Mass. Jan. 13, 2005) (denying consolidation because "there are significant differences" between such claims).[4]

Since the new § 36(b) claims involve advisory fees, a wholly different subject from use of portfolio brokerage, they do not "ar[i]se out of the [same] conduct, transaction or occurrence" which formed the basis for the claims in the prior complaint. Accordingly, there is no "relation back" under Rule 15(c), Fed.R.Civ.P. *Mayle v. Felix*, 545 U.S. 644, 125 S.Ct. 2562, 2574-75, 162 L.Ed.2d 582, 598-99 (2005) (relation back applies when claims added by an amendment arise from the same core facts as the timely filed claims). *See, e.g., Admiralty Fund v. Hugh Johnson & Co.*, 677 F.2d 1301, 1304-05, 1314 (9th Cir. 1982) (core facts different where original claim was for manipulation and amended claim was for misrepresentation); *Morgan Distrib. Co. v. Unidynamic Corp.*, 868 F.2d 992, 994 (8th Cir. 1989) (no relation-back where amended complaint stated a set of facts involving a different breach of a different contract and occurring in a different year).

It follows that, since the new § 36(b) claims do not "relate back", the one-year "look-back" period[5] for the new § 36(b) claims starts with the date the Third Amended Complaint was filed — December 7, 2006. However, the Third Amended Complaint is devoid of any factual allegations about the fees paid by any of the AIM Funds for that period, *i.e.* December 7, 2005 through December 7, 2006. Nor does it allege any facts about the specific services rendered in

[4] The material factual differences between the two claims are demonstrated further by the different time periods for the allegedly wrongful conduct in the two complaints. The prior Complaint (at ¶ 2) sought damages for alleged misconduct in the period 1999 to 2004. In contrast, the Third Amended Complaint (at ¶ 1) challenges the fees paid in the period 2003 to 2007.

[5] Section 36(b)(3) permits recovery of fees paid by a Fund only for the one-year period prior to the commencement of the § 36(b) action on behalf of such Fund. 15 U.S.C. § 80a-35(b)(3).

that period. For example, the charts listing fees and financial returns (Third Am. Cplt., ¶¶ 47, 57 and 60 & Exhibit A thereto) address only the years 2003 and 2004 — not the relevant year of December 7, 2005 through December 7, 2006. Given the absence of any factual allegations about the relationship between fees charged to a particular Fund to services rendered to that Fund between December 7, 2005 and December 7, 2006, the Third Amended Complaint fails to plead a legally cognizable § 36(b) claim, and should be dismissed.

If the Court agrees with this Point II, it need proceed no further with this Memorandum.

POINT III –
In any event, the Third Amended Complaint fails to state a legally cognizable claim under § 36(b) because there are no *facts* pleaded which, if proved, would show disproportionality of fees charged to services rendered.

a. The Pleading Standard for a § 36(b) Claim

Three Courts of Appeal (the Second, Third and Fourth Circuits) have ruled on the standard for pleading a legally cognizable claim under § 36(b). They unanimously agree that the allegations must demonstrate "fees so disproportionately large that they bore no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." *Amron v. Morgan Stanley Inv. Advisors Inc.*, 464 F.3d 338, 340 (2d Cir. 2006); *Krantz v. Prudential Inves. Fund Mgmt., LLC*, 305 F.3d 140, 143 (3d Cir. 2002); *Migdal v. Rowe Price-Fleming Int'l*, 248 F.3d 321, 326 (4th Cir. 2001).

All three Courts of Appeal have rejected complaints with conclusory and bald allegations and conclusions of law as insufficient to plead a legally cognizable claim under § 36(b). *See, e.g., Amron*, 464 F.3d at 344; *Migdal*, 248 F.3d at 327-28.

As the Second Circuit stated in *Amron*:

> A plaintiff must allege, as the Supreme Court has held, those facts *necessary* to a finding of liability.... [A] plaintiff must "*allege* these requirements" at the pleading stage.... In other words, a plaintiff's

> allegations, accepted as true, must be sufficient to establish liability. ... **As this Court has held, "[w]hile the pleading standard is a liberal one, bald assertions and conclusions of law will not suffice."** ... **We apply this standard when assessing Plaintiffs' claims under section 36(b) of the '40 act.**

Amron, 464 F.3d at 343-44 (emphasis in original and supplied).

All three Courts of Appeal affirmed the dismissal of complaints under § 36(b) because, as noted in *Migdal*:

> Plaintiffs have failed to allege any **facts** pertinent to this relationship between fees and services. Specifically, while plaintiffs have challenged the fees that defendants charged, they have failed to allege sufficient **facts** about the services that defendants offered in return for those fees. For example, plaintiffs' comparison between the two underlying funds and three other mutual funds is not particularly meaningful precisely because it does not address the particular services offered by the defendants in this case.

Migdal, 248 F 3d at 327 (emphasis supplied); *see also Amron,* 464 F.3d at 344; *Krantz,* 305 F.3d at 143.

These pleading requirements for § 36(b) claims are especially pertinent here because the AIM Funds have different investment objectives, different fee schedules, and different performances. As we have previously argued (successfully) to this Court: "Each tub on its own bottom." (*See* Motion for Judgment and Memorandum of Law (Rule 12(c)) filed March 31, 2005 in *Berdat v. INVESCO Funds Group, Inc.,* No. 04-CV-2555.) In short, there must be facts pleaded as to each <u>particular</u> Fund showing disproportionality of the fee charged to that <u>particular</u> Fund for the services rendered to that <u>particular</u> Fund. The statute, itself, requires nothing less:

> An action may be brought under this subsection [§ 36(b)] by the Commission, or by a security holder of **such** registered investment company on behalf of **such** company ... for breach of fiduciary duty in respect of **such** compensation or payments paid by **such** registered investment company....

15 U.S.C. § 80a-35(b) (emphasis supplied).

The Third Amended Complaint is totally devoid of the requisite Fund-by-Fund particularity and thus fails to meet the requirements of the text of § 36(b).

b. The Application of the Pleading Standard <u>to Plaintiffs' Claims Under § 36(b)</u>

The plaintiffs attempt to satisfy the pleading requirements by reciting the talismanic "*Gartenberg* factors"[6] — **factors** are no substitute for *facts*.

1. <u>Nature and Quality of Services</u> (¶¶ 57-58)

In *Amron*, the Second Circuit stated:

> Regarding the nature and quality of the services provided, the Yampolsky Complaint alleges that the AO Fund has lost money, but it fails to allege the Fund's performance is appreciably worse than comparable funds. In comparing AO Fund share returns to gains and losses of the S&P 500 Index, the Yampolsky Complaint demonstrates little, if anything, about the nature or quality of the specific services offered to AO Fund customers. The Amron Complaint is less deficient, in part because it notes that over 80% of the S&P Fund's peers outperformed it and because the nature of the services the S&P Fund are not so demanding on advisers' expertise because the Fund seeks merely to mimic the return of the S&P 500 Index. **But "allegations of underperformance alone are insufficient to prove that an investment adviser's fees are excessive,"** *Migdal*, 248 F.3d at 327, and Plaintiffs make scant additional showing as to the first factor in the Complaints.

Amron, 464 F.3d at 344 (emphasis added).

---

[6] Those factors are:

> (1) the nature and quality of services provided to fund shareholders; (2) the profitability of the fund to the adviser-manager; (3) fall-out benefits; (4) economies of scale; (5) comparative fee structures; and (6) the independence and conscientiousness of the trustees.

Amron, 464 F.3d at 344; *Gartenberg v. Merrill Lynch Asset Mgmt., Inc.*, 694 F.2d 923, 929-30 (2d Cir. 1982), *cert. den.*, 461 U.S. 906 (1983).

At bar, the allegations about the nature and quality of the services rendered to the AIM Funds are not legally sufficient. The principal allegations as to services are found in the chart (¶ 57) which purports to compare the performances of the various AIM Funds with the performances of various "averages" of unidentified funds.[7] Like the Yampolsky Complaint in *Amron,* that comparison "demonstrates little, if anything, about the nature or quality of the specific services offered" to the AIM Funds. *Amron,* 464 F.3d at 344. Furthermore, the chart says nothing about the fees paid by those unidentified funds which allegedly performed better than the AIM Funds. It does not even suggest that those unidentified funds paid fees lower than or equal to what the comparable AIM Fund paid. Consequently, the chart on comparative performances does not support a claim that the AIM Funds' advisory fees were unreasonably disproportionate to the services rendered for those fees.[8]

The allegations in the Third Amended Complaint (¶¶ 57-58 and 91-97) do not point to any defect in the 12b-1 services rendered to any particular AIM Fund and, as such, are legally insufficient. *See In re Salomon Smith Barney Mut. Funds Fees Litig.*, 441 F.Supp.2d 579, 600 (S.D.N.Y. 2006).

2. **<u>Profitability of the Fund to Adviser</u>** (¶¶ 32-34)

In *Amron* the Second Circuit noted:

> Regarding the second factor, profitability of the fund to the adviser-manager, the *Amron* Complaint, like the *Yampolsky* Complaint, pleads no facts, but speculates that fees are high.

Amron, 464 F.3d at 342, and:

---

[7] The chart (¶ 57) actually shows that the return of AIM Basic Value Fund surpassed the "benchmark" selected by plaintiffs.

[8] These comparisons still amount to nothing more than what the Court of Appeals in *Migdal,* 248 F.3d at 327, found insufficient for pleading a legally cognizable § 36(b) claim: "allegations of underperformance alone are insufficient to prove that an investment adviser's fees are excessive."

> Regarding the profitability of the fund to the advisers ..., the Complaints allege nothing.... Their assertions regarding the size of 12b-1 and advisory fees, moreover, are irrelevant to a showing of profitability without some allegation of the corresponding costs incurred in operating the funds. *Cf. Krinsk*, 875 F.2d at 410 (discussing district court's treatment of 12b-1 plan fees "as a wash, offset by the cost of payments to the personnel"). Instead, the Complaints merely pray for discovery on these points. Plaintiffs thus fail to make a showing...."

Amron, 464 F.3d at 344-45 (citing *Krinsk v. Fund Asset Mgmt. Inc.*, 875 F.2d 404, 410 (2d Cir. 1989)).

At bar, the Third Amended Complaint alleges no facts about the profitability of any AIM Fund to its adviser. The allegations about the financial results of the industry and of Defendants' parent, an international financial service corporation based in London (Cplt. ¶¶ 32-34), are irrelevant to the profitability of any of the seven AIM Funds to its advisor.

Such complex-wide generalities were explicitly alleged and rejected as bases for a § 36(b) claim in *Migdal*. There, the complaint alleged:

> ... defendant T. Rowe Price had a banner year in 1998, with revenues of $886 million, a $131 million increase over 1997 revenues. Earnings in 1998 grew 20% over 1997 earnings. Assets under management in the T. Rowe Complex swelled to $94.4 billion. In 1998, net cash inflows to the Funds was $3.7 billion. Despite these huge increases for T. Rowe Price ... the "outside directors" have continually permitted defendants to charge excessive advisory fees.

(*Migdal* Complaint at ¶ 31.) In dismissing the complaint, the district court held:

> As to the "direct" violation [of § 36(b)], plaintiffs allege, *inter alia*, the following ... (4) that defendants' earnings increased by more than 20%. I am constrained to reject these allegations of "circumstantial" indicia of excessiveness as legally insufficient ... because the level of generality remains too high and (more importantly) because these allegations do not remotely touch on the issue of what, if any *relation* exists between the disputed fees on the one hand, and the services provided in consideration for their payment, on the other hand. *See Gartenberg*, 694 F2d at 928. (emphasis in original)

Migdal v. Rowe Price-Fleming Int'l, No. AMD 98-2162, 2000 WL 350400, at *3 (D. Md. March 20, 2000), *aff'd*, 248 F.3d 321 (4th Cir. 2001).

3. "Fall-out Benefits" (¶¶ 80-90)

In *Amron*, the Second Circuit noted:

> Regarding the third factor, fall-out benefits,[9] the *Amron* Complaint, like the *Yampolsky* Complaint, pleads no facts.

Amron, 464 F.3d at 342; *see also id.* at 344. Here, too, the Third Amended Complaint pleads no facts showing fall-out benefits to Defendants. Those "benefits" that Plaintiffs do identify are not "fall-out" benefits because they arose from services to the AIM Funds, not from non-Fund business.

In any event, contrary to plaintiffs' contention that Defendants had an obligation to "reduce" their fees to reflect so-called "fall-out" benefits, no case has ever so held. At most, courts have noted that fall-out benefits are a factor to be considered in evaluating advisory fees under § 36(b). *See, e.g. Gartenberg*, 694 F.2d at 932.

4. Economies of Scale (¶¶ 35-56)

In *Amron*, the Second Circuit found the allegations about economies of scale inadequate for § 36(b) purposes, stating:

> [T]he Complaints allege no facts related to the Funds regarding the question of economies of scale. The Complaints again point to the

[9] As the *Amron* court noted:

> Fall-out benefits are benefits to the adviser "in the form of commissions on non-Fund securities business generated by Fund customers and interest income on funds (known as the 'float') held by the Broker from the date when a redemption check is issued by the Fund to its customer until the date it clears." *Gartenberg*, 694 F.2d at 932. (emphasis supplied)

Amron, 464 F.3d at 341, n.1; *see also Krinsk*, 875 F.2d at 411, where the Second Circuit held that float and free credit balances in the Funds were not fall-out benefits because they "are generated directly by the money market funds" which were involved in that case.

> size of the 12b-1 and advisory fees, but make no allegations regarding the costs of performing fund transactions or the relationship between such costs and the number of transactions performed. *Krinsk*, 875 F.2d at 411 ("[T]o show economies of scale, plaintiff bore the burden of proving that the per unit cost of performing Fund transactions decreased as the number of transactions increased."). Plaintiffs thus make no showing for the fourth factor. (emphasis supplied)

Amron, 464 F.3d at 345.

Here, the Third Amended Complaint is premised on the same misunderstanding of economies of scale. At the outset of the section entitled "Economies of Scale Were Not Passed on to Investors," the Third Amended Complaint states:

> In theory, as a particular fund's total assets grow, the expenses borne by that fund would be spread out and shared amongst fund investors, so that each investor's *pro rata* share of the fund's expenses is correspondingly diminished. When these savings are not passed on to the funds, excessive fees are, as was the case here, retained by the Investment Advisers and their affiliates.

(Third Amended Complaint at ¶ 35.) For purposes of evaluating § 36(b) claims, courts have repeatedly rejected plaintiff's simplistic misconception that economies of scale necessarily accompany increases in assets. In *In re Goldman Sachs Mut. Funds Fee Litig.*, No. 04-CIV-2567 (NRB), 2006 U.S. Dist. LEXIS 1542, at *34 (S.D.N.Y. Jan. 13, 2006), the Court, dismissing a § 36(b) claim, stated:

> Mere assertions that fees increased with the size of the Funds are not enough to establish that the benefits from economies of scale were not passed on to investors.

Accord In re Morgan Stanley and Van Kampen Mut. Funds Sec. Litig., No. 03-CV-8208 (RO), 2006 U.S. Dist. LEXIS 20758, at *47 (S.D.N.Y. April 14, 2006) (allegation that "[w]ith regard to the Rule 12b-1 plan, plaintiffs simply state in a conclusory manner that 'there was no reasonable likelihood that the plan would benefit the company and its shareholders and that 'economies of scale' created from increasing fees 'were not passed on to Proprietary Funds investors'" fails to state a legally cognizable claim under § 36(b)); *Kalish v. Franklin Advisors, Inc.*, 742 F.Supp. 1222, 1238 (S.D.N.Y.. 1990), *aff'd*, 928 F.2d 590 (2d Cir.), *cert. den.*, 502 U.S. 818 (1991) ("Plaintiffs in prior cases have argued in substance that since a fund increased dramatically in size, economies of scale must have been realized. The courts reject that argument") (see additional cases cited therein).

Plaintiffs' allegations about several of the seven AIM Funds also provide no support for the generalized allegation that economies of scale were not passed on to shareholders in those Funds. For five of the AIM Funds — AIM Basic Value Fund (¶ 40), AIM Leisure Fund (¶ 41), AIM Large Cap Growth Fund (¶ 42), AIM Constellation Fund (¶ 44), and AIM Financial Services (¶ 45) — the Third Amended Complaint alleges that the expense ratios in the various time periods actually decreased or did not increase. Thus, plaintiffs' generalized attack is contradicted by their own "facts" and should not be accepted as the basis for a § 36(b) claim.[10]

5. <u>**Fees of Comparable Mutual Funds**</u> (¶¶ 59-60)

In *Amron*, the Second Circuit found the allegations comparing certain funds' fees with "benchmark" average fees for other unspecified mutual funds "inadequate" and gave them little weight for § 36(b) purposes, stating:

> [T]he Complaints' allegations regarding the question of comparative fee structures are inadequate. The *Yampolsky* Complaint alleges the AO Fund expense ratio is 1.67% while the industry mean is 1.51%, conveniently omitting where the AO Fund ratio falls on the distribution of fees. The *Amron* Complaint notes the S&P Fund's 1.67% expense ratio, but only compares it to *one* Vanguard fund. That a mutual fund has an expense ratio higher than Vanguard, a firm known for its emphasis on keeping costs low, raises little suspicion under this fifth factor. *Cf. Gartenberg*, 694 F.2d at 929 (noting that because competition between funds does not necessarily imply the existence of competition between advisor-managers for

[10] It is worth noting that the SEC study in 2000 cited by plaintiffs (Cplt. ¶ 107), states that one way for funds to share in any economies of scale is "that the adviser provide additional services under the advisory contract." SEC, Division of Investment Management: Report on Mutual Fund Fees and Expenses, Dec. 2000, Conclusions and Recommendations, B.1.

> fund business, comparisons of fee structures are of limited value in assessing whether the fees charged by any given fund are excessive; moreover, "[i]f rates charged by the many other advisers were an affirmative competitive criterion, there would be little purpose in § 36(b).").

Amron, 464 F.3d at 345.

The court in *In re Morgan Stanley* similarly found that an allegation "that the average expense ratio of Morgan Stanley funds was 'almost 50% higher than the average expense ratio for non-Morgan Stanley Funds'" failed to state a legally cognizable claim under § 36(b). *In re Morgan Stanley*, 2006 U.S. Dist. LEXIS 20758, at **46-47. At bar, the Third Amended Complaint suffers from that defect as well as others. First, it does not compare a fee of an AIM Fund with fees of actual funds. Rather, it compares the AIM Funds' fees only with a composite benchmark of unidentified funds.[11] Accordingly, like the chart purporting to compare performances of AIM Funds and other mutual funds, it sheds no light on the disproportionality of any fee paid by any AIM Fund to services rendered to that particular Fund. The other charts on fees (¶¶ 47, 60), separately or together, provide no way of determining whether the unidentified funds which supposedly performed better than the corresponding AIM Fund paid an advisory fee equal to or materially less than what that AIM Fund paid. In sum, the charts do not show that any fund performing better than a comparable AIM Fund paid advisory fees lower than the particular AIM Fund. Nor do they show that any AIM Fund performed worse than any fund with fees similar to those of the particular AIM Fund.

[11] The Third Amended Complaint (¶ 62) also purports to contest the fee charged to one fund, AIM Basic Value Fund, by alleging that the fee is less than the fee charged by a <u>non</u>-defendant to a <u>non</u>-AIM Fund for <u>sub</u>-advisory services. That comparison obviously says nothing about any fee paid by any other AIM Fund. It also states nothing about fees charged by any defendants. Finally, it sheds no light on the issue of disproportionality of any advisory fee paid by AIM Basic Value Fund since nothing is even alleged about the nature and quality of the services provided by the subadviser (e.g. whether they are as extensive as the services of an adviser). In sum, the allegations about subadvisory arrangements provide no support to the claim that the advisory fees are excessive.

Second, the comparison is not for any specific fee received by *any* specific defendant. In effect, the Third Amended Complaint improperly attempts to charge all Defendants with liability even though the particular fee a particular defendant received for its services was proper and lower than a benchmark average.

Third, plaintiffs' charts fail to address all seven of the AIM Funds involved in this case — *e.g.* neither, (¶¶ 47 and 60), state anything about the fees of AIM Financial Services Fund, and one chart, (¶ 47), fails to state anything about the fees of AIM Constellation Fund; (b) the charts do not cover the one-year "look-back" period — they deal with fees for only part of the "look-back" period (albeit the wrong "look-back" period); and (c) one chart, (¶ 60), deals with only part of the fees paid by the AIM Funds; it ignores the fees paid on behalf of non-retail share classes in the AIM Funds. Faced with allegations about allegedly excessive fees of a mutual fund which did not cover the entire one-year look-back period for a § 36(b) claim, the Court in *AllianceBernstein Mut. Funds Excessive Fee Litig.* dismissed the § 36(b) claim:

> Section 36(b), however, explicitly limits recovery to the one-year period prior to the commencement of litigation. Therefore, because Plaintiffs filed their initial complaint on June 22, 2004, they must plead facts demonstrating the existence of excessive advisory fees between June 22, 2003 and June 22, 2004. Notably, the statistics in paragraph 143 of the Complaint only cover approximately four months of this time period, posing a serious problem for the survival of Plaintiffs' Section 36(b) claim. Despite this defect, Plaintiffs maintain that the Court should deny the Investment Adviser Defendants' reconsideration motion. They argue that while the statistics at issue largely refer to financial trends outside the relevant time period, they may be used demonstrate the existence of excessive advisory fees within the relevant time period. Accepting this position, however, would require the Court to make a dramatic extrapolation by inferring the existence of excessive fees without adequate supporting evidence in the Complaint. Though it may be possible in certain circumstances to demonstrate the existence of excessive fees by using statistical trends that do not fall squarely within the applicable one-year time period, the Investment Adviser Defendants are correct in asserting that this approach weakens Plaintiffs' economies of scale argument considerably.

No. 04-CIV-4885 (SWK), 2006 WL 74439, at *2 (S.D.N.Y. Jan. 11, 2006). As noted, the comparisons here are even more deficient.

6. Directors' Independence and Conscientiousness (¶¶ 98-124)

In *Amron* the Second Circuit found the Complaint's allegations about the directors insufficient to show any lack of independence and care on their part, stating:

> [W]ith regard to the sixth factor, trustee independence, the *Amron* Complaint and the *Yampolsky* Complaint allege identical facts about the five so-called independent trustees on the S&P Fund's board, who are the same trustees that sit on the AO Fund.

Amron, 464 F.3d at 342, and:

> Finally, regarding trustee independence and conscientiousness, the Complaints are also inadequate. They include quotations from the Fund Director's Guidebook, a product of the American Bar Association Section on Business Law, and quotations from industry leaders such as John C. Bogle, the chairman of Vanguard Group, and Warren Buffett, but the *Complaints contain little, if anything about how the five directors of defendants' Funds are controlled.* Plaintiffs further allege that the five directors of the Funds each received compensation in excess of $150,000, retirement benefits, and serve on the boards of many other mutual funds, businesses, and charitable organizations. These allegations, however, are insufficient as a matter of law. *See Midgal,* 248 F.3d at 330-31 (noting the '40 Act's presumption that natural persons are disinterested and explaining that serving on multiple boards does not demonstrate lack of independence).
>
> In drawing this conclusion, we rely on *Scalisi v. Fund Asset Management. L.P.*, 380 F.3d 133 (2d Cir. 2004).... *Scalisi* rejected these [general] assertions: "These allegations are neither specific to the [Fund] directors nor to the purchase of the ... stock at issue. [T]hose generalized allegations do not suffice under Maryland's [derivative suit] standard to justify excusing a demand on this particular board in the case before us on grounds of futility." *Id.* The same holds true here. (emphasis supplied)

Id. at 345-46.

The Third Amended Complaint contains only the following allegations about the directors of the AIM and INVESCO Funds: (1) the same directors served on the boards of 114 AIM Funds and nine other companies (¶ 115); (2) only one director (Mr. Dunn) had experience managing a mutual fund outside of AIM or INVESCO (¶ 121); and (3) three directors had served as directors for other funds (¶ 121).

None of those allegations supports the conclusion that the fees were excessive because of any lack of independence or conscientiousness on the part of the directors. None states how the independent directors were allegedly controlled by Defendants to obtain excessive fees. None states a single fact about any director's role in any Fund board's negotiation or review of any fee. None states anything about what any particular director did or did not do with respect to approval of any particular fee. Finally, *Amron*, *Migdal* and *Krantz* all held that service on multiple fund boards did not support an excessive fee claim. *See Amron*, 464 F.3d at 345; *Migdal*, 248 F.3d at 330-31; *Krantz* 305 F.3d at 143-44; *see also* cases cited therein.

In sum, all of plaintiffs' allegations fail even to approach the § 36(b) pleading standard adopted by every Court of Appeals that has addressed the adequacy of a § 36(b) pleading. Plaintiffs' allegations about the *Gartenberg* factors are either not about those factors (*i.e.* fund profitability, economies of scale and fall-out benefits), too general to even apply to the seven AIM Funds involved in this action (*e.g.* conduct of directors) or not informative about the core issue of alleged disproportionality (*e.g.* the charts about returns and fees of AIM Funds and a variety of so-called benchmark averages of unidentified funds).

* * *

The allegations that certain defendants[12] participated in so-called "revenue sharing" arrangements (Cplt., ¶¶ 63-79) fail to state a legally cognizable claim under § 36(b). Courts have repeatedly dismissed § 36(b) claims based on virtually identical allegations. *See, e.g. In re Eaton Vance Mut. Funds Fee Litig.*, 380 F.Supp.2d 222, 236-38 (S.D.N.Y. 2005), *adhered to on reconsideration*, 403 F.Supp.2d 310, 314-16 (S.D.N.Y. Dec. 6, 2005) (§ 36(b) does not provide claim arising from use of fees for, *inter alia*, revenue-sharing payments); *In re Davis Selected Mut. Funds Litig.*, No. 04-CIV-4186 (MGC), 2005 WL 2509732, at *3 (S.D.N.Y. Oct. 11, 2005); *In re Goldman Sachs*, 2006 U.S. Dist. LEXIS 1542, at **37-38; *In re Salomon Smith Barney Mut. Fund Fees Litig.*, 441 F.Supp.2d at 602-03 ("[P]ayments to broker-dealers, however, fall outside of § 36(b)"). This Court should do likewise in this action which plaintiffs expressly state is an "action ... arising from the payment of excessive compensation and fees to defendants" (Cplt. ¶ 1). As the court in *Eaton Vance* held: "[t]he allegations that the defendants authorized improper 12b-1 fees, soft dollar payments, and commissions to brokers are insufficient to allege a claim under 36(b), which addresses only the negotiation and enforcement of payment arrangement between investment advisers and funds, not whether investment advisers acted improperly in the use of the funds." 380 F.Supp.2d at 237; *see also In re Morgan Stanley*, 2006 U.S. Dist. LEXIS 20758, at *49.

Here, the role of Defendants in the alleged arrangements with the broker-dealers was as payor, not recipient of the revenue-sharing payments (Cplt., *e.g.* ¶¶ 73-78). Section 36(b) imposes a duty "with respect to the *receipt* of compensation for services or payments of a material nature" (emphasis supplied). It also prohibits a claim "against any person other than the

[12] None of those allegations states that either INVESCO Defendant had any "revenue-sharing" arrangement with any broker-dealer. Indeed, the Third Amended Complaint's only reference to INVESCO's relations with brokers indicates that it had no revenue-sharing arrangements with brokers — *i.e.* the allegation that INVESCO organization had "no source other than brokerage" ... to encourage brokerage firms to provide INVESCO with favored status" (Cplt., ¶ 88).

recipient of any such compensation or payments." § 36(b)(3); *Green v. Fund Asset Mgmt., L.P.*, 286 F.3d 682, 685 (3d Cir. 2001) ("under § 36(b) a shareholder may only sue the recipient of the fees"), *cert. den.*, 537 U.S. 884 (2002). It also restricts the recovery under § 36(b) to the "compensation or payments received ... by such recipient" — *i.e.* their fees. It says nothing about (and thus authorizes no claim for) monies allegedly paid to non-defendants (*i.e.* brokers) by defendants.

Second, no facts are alleged identifying any of the seven AIM Funds as involved in the challenged revenue-sharing arrangements. The allegations are, at best, generic.[13]

CONCLUSION

For the foregoing reasons, the Third Derivative Consolidated Amended Complaint should be dismissed, with prejudice.

[13] It is worth quoting the Second Circuit in *Amron* on the propensity of plaintiffs' counsel to indulge in the practice of repeating the same or identical generalizations in numerous complaints against very different mutual fund complexes (at 346 n.2):

> We cannot help but observe that the Complaints filed in this case are strikingly similar to prior claims brought—including one in this Circuit—by Plaintiffs' counsel, all of which have been dismissed. As the Third Circuit noted in affirming dismissal of a virtually identical claim from the same plaintiffs' counsel, "This case is one of five virtually identical actions filed by Plaintiffs' counsel in district courts in four separate circuits. All of the other courts, including the courts of appeals for the Fourth Circuit and the Second Circuit, have rejected Plaintiff's arguments." *Krantz v. Prudential Invs. Fund Mgmt. LLC*, 305 F.3d 140, 143 (3d Cir. 2002).

The same is true here: cases by the same counsel have been rejected repeatedly by the Courts. *See* cases cited at pp. 17-18.

Dated: February 5, 2007

Respectfully submitted,

POLLACK & KAMINSKY

by: s/ Daniel A. Pollack
Daniel A. Pollack, Esq.
Edward T. McDermott, Esq.
Anthony Zaccaria, Esq.
114 West 47th Street, Suite 1900
New York, New York 10036
Tel. (212) 575-4700
Fax: (212) 575-6560

MAYER, BROWN, ROWE & MAW LLP

by: s/ Charles Kelley
Charles Kelley, Esq.
700 Louisiana, Suite 3400
Houston, Texas 77002
Tel. (713) 238-2634
Fax: (713) 238-4634

GIBBS & BRUNS, LLP

by: s/ Michael K. Oldham
Michael K. Oldham, Esq.
1100 Louisiana, Suite 5300
Houston, Texas 77002
Tel. (713) 751-5268
Fax: (713) 750-0903

Attorneys for Defendants
A I M Management Group Inc., INVESCO Funds Group Inc., A I M Advisors, Inc., A I M Distributors, Inc., and INVESCO Distributors, Inc.

CERTIFICATE OF SERVICE

This is to certify that a true and correct copy of the above and foregoing document is being automatically served on all known Filing Users in this matter through the Court's Notice of Electronic Filing Service, on this the 5th day of February, 2007, and all parties or counsel who is not a Filing User by United States first class mail, postage prepaid.

/s/Charles S. Kelley
Charles S. Kelley

Addendum A

H

Briefs and Other Related Documents
In re Lord Abbett Mutual Funds Fee LitigationD.N.J.,2006.Only the Westlaw citation is currently available.

United States District Court,D. New Jersey.
In re LORD ABBETT MUTUAL FUNDS FEE LITIGATION
This Document Relates to All Actions.
No. 04-CV-0559.

Dec. 4, 2006.

Background: Shareholders in mutual funds brought class action against management company and officers, alleging improper broker compensation practices, and asserting claims under Investment Company Act (ICA) and state law. Defendants moved to dismiss. The District Court, 407 F.Supp.2d 616,Martini, J., dismissed state-law claims based on Securities Litigation Uniform Standards Act (SLUSA), but dismissed without prejudice some ICA claims. Following filing of amended complaint, the District Court, 417 F.Supp.2d 624, denied defendants' motion for reconsideration, which contended that dismissal of some claims under SLUSA mandated dismissal of entire action. Defendants again moved for reconsideration.

Holding: As a matter of first impression, the District Court held that preclusion of one claim under SLUSA requires dismissal of entire complaint.

Opinion, 407 F.Supp.2d 616, vacated in part; dismissed with prejudice.

[1] Securities Regulation 349B ⇨278

349B Securities Regulation
349BII State Regulation
349BII(A) In General
349Bk278 k. Fraudulent or Other Prohibited Practices. Most Cited Cases

States 360 ⇨18.77

360 States
360I Political Status and Relations
360I(B) Federal Supremacy; Preemption
360k18.77 k. Securities and Exchange Regulations. Most Cited Cases

Preclusion of one claim under Securities Litigation Uniform Standards Act (SLUSA) requires dismissal of entire complaint. Securities Exchange Act of 1934, § 28(f)(1), 15 U.S.C.A. § 78bb(f)(1).

Preclusion of one claim under Securities Litigation Uniform Standards Act (SLUSA) requires dismissal of entire complaint. Securities Exchange Act of 1934, § 28(f)(1), 15 U.S.C.A. § 78bb(f)(1).

[2] Securities Regulation 349B ⇨278

349B Securities Regulation
349BII State Regulation
349BII(A) In General
349Bk278 k. Fraudulent or Other Prohibited Practices. Most Cited Cases

States 360 ⇨18.77

360 States
360I Political Status and Relations
360I(B) Federal Supremacy; Preemption
360k18.77 k. Securities and Exchange Regulations. Most Cited Cases

In shareholders' class action against mutual funds management company, which asserted both federal claims under Investment Company Act (ICA) and state-law claims, preclusion of state-law claims under SLUSA mandated dismissal of entire complaint, regardless of shareholders' argument that ICA claims were properly pled; SLUSA's preemption provision applied to "actions," not "

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claims," "counts" or "allegations." Securities Exchange Act of 1934, § 28(f)(1), (f)(5)(B)(i-ii), 15 U.S.C.A. § 78bb(f)(1), (f)(5)(B)(i-ii); Investment Company Act of 1940, § 1 et seq., 15 U.S.C.A. § 80a-1 et seq.

In shareholders' class action against mutual funds management company, which asserted both federal claims under Investment Company Act (ICA) and state-law claims, preclusion of state-law claims under SLUSA mandated dismissal of entire complaint, regardless of shareholders' argument that ICA claims were properly pled; SLUSA's preemption provision applied to "actions," not " claims," "counts" or "allegations." Securities Exchange Act of 1934, § 28(f)(1), (f)(5)(B)(i-ii), 15 U.S.C.A. § 78bb(f)(1), (f)(5)(B)(i-ii); Investment Company Act of 1940, § 1 et seq., 15 U.S.C.A. § 80a-1 et seq.

Patrick L. Rocco, Shalov Stone & Bonner LLP, Morristown, NJ, Jerome M. Congress, Janine L. Pollack, Milberg Weiss Bershad & Schulman LLP, New York City, for Plaintiffs.
Jeffrey B. Maletta, Nicholas G. Terris, Kirkpatrick & Lockhart Nicholson Graham LLP, Washington, DC, Christopher A. Barbarisi, Kirkpatrick & Lockhart Nicholson Graham LLP, Newark, NJ, for Defendants.

OPINION

MARTINI, District Judge.

*1 This matter comes before the Court on Defendants Lord, Abbett & Co. ("Lord Abbett") and Lord Abbett Distributor LLC's ("Lord Abbett Distributor") (together "Defendants") motion to dismiss this action pursuant to the Securities Litigation Uniform Standards Act of 1988 (hereinafter "SLUSA" or the "Act"), 15 U.S.C. § 78bb(f). For the following reasons, Defendants' motion is **GRANTED** and this case is **DISMISSED WITH PREJUDICE.**

INTRODUCTION

On August 16, 2004, six shareholders ("Plaintiffs") of seven mutual funds managed by Lord Abbett filed a complaint, entitled "Consolidated Amended Class Action Complaint" (hereinafter, the "Class Action Complaint" or "C.A.C."), against Lord Abbett, its partners and directors, the trustees of Lord Abbett-sponsored funds, Lord Abbett Distributor, and certain other "John Doe" Defendants. Also named as nominal defendants were more than fifty separate mutual funds managed by Lord Abbett. Plaintiffs' Class Action Complaint alleged claims arising out of Lord Abbett's broker compensation practices between February 1999 and December 2003. In particular, Plaintiffs alleged that, during that time, Lord Abbett compensated brokers excessively as an incentive to steer new investors into Lord Abbett mutual funds.

The Class Action Complaint, as its name suggests, fashioned itself as purporting a federal class action. In fact, the first paragraph of the Class Action Complaint announced that it was setting forth "a federal class action complaint based upon the failure of defendant Lord Abbett ... to disclose excessive fees and commissions they siphoned from Lord Abbett mutual fund investors in order to improperly pay and induce brokers to steer investors into Lord Abbett mutual funds." (C.A.C.¶ 1.) The Class Action Complaint then alleged ten counts based upon State and Federal law. Specifically, Counts One through Four purported to assert class action claims under §§ 34(b), 36(a), 36(b), and 48(a) of the Investment Company Act of 1940 ("ICA"), 15 U.S.C. § 80a-1 *et seq.*, respectively. (C.A.C.¶¶ 142-168.) Count Five, which incorporated Counts One through Four, sought to rescind Lord Abbett's advisory contracts under § 215 of the Investment Adviser Act of 1940 ("IAA"), 15 U.S.C. § 80b-1 *et seq. (C.A.C.* ¶¶ 169-176.) Count Six attempted to allege one claim under the New Jersey Consumer Fraud Act, N.J.S.A. 56:8-1 *et seq. (C.A.C.* ¶¶ 177-178.) Finally, Counts Seven through Ten purported to assert various class action claims under state law. FN1 (C.A.C.¶¶ 179-198.)

On August 30, 2005, the Court dismissed Counts One through Five for failure to state a claim. *In re Lord Abbett Mut. Funds Fee Litig.*, 385 F.Supp.2d 471, 480-82, 485-91 (D.N.J.2005), *amended by* 407 F.Supp.2d 616, 625-26, 629-35 (D.N.J.2005). In

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addition, the Court dismissed Plaintiffs' state law claims in Counts Seven through Ten as preempted by SLUSA.[FN2] *In re Lord Abbett,* 385 F.Supp.2d at 482-84; *In re Lord Abbett,* 407 F.Supp.2d at 626-29. The Court also dismissed Plaintiffs' class action allegations in Counts Three and Four, which attempted to assert claims under §§ 36(b) and 48(a) of the ICA, because no direct cause of action exists under those statutes. *In re Lord Abbett,* 385 F.Supp.2d at 488-89; *In re Lord Abbett,* 407 F.Supp.2d at 632-34. The Court, though, dismissed Counts Three and Four *without prejudice* and granted Plaintiffs leave to replead them derivatively. In response, Plaintiffs filed an amended complaint, entitled "Second Amended Derivative Complaint," purporting to assert derivative claims under §§ 36(b) and 48(a).

*2 Defendants later moved for reconsideration of the Court's decision. In their motion, Defendants argued, *inter alia,* that because Plaintiffs employed the class action device to assert their claims, the Court's dismissal of Counts Seven through Ten under SLUSA required the dismissal of the entire class action, including Counts Three and Four. In support of this argument, Defendants cited the Third Circuit's decision in *Rowinski v. Salomon Smith Barney Inc.,* 398 F.3d 294 (3d Cir.2005), which indicated in dicta that SLUSA may require dismissal of an entire class action where one or more claims in the class action are preempted under the Act.

The Court, though, denied this motion. *In re Lord Abbett Mut. Funds Fee Litig.,* 417 F.Supp.2d 624 (D.N.J.2005). Regarding Defendants' argument under *Rowinski,* the Court held that, because the Third Circuit's discussion of this issue was contained in dicta, it did not constitute controlling law overlooked by the Court. *Id.* at 629-30. Accordingly, the Court held that Plaintiffs did not satisfy their burden for reconsideration. *Id.* at 630. Defendants followed our ruling by filing a "motion for clarification." In this motion, Defendants asked the Court whether, in denying their motion for reconsideration, we implicitly determined that preemption of one claim under SLUSA did not require dismissal of the entire class action. If we did not reach this determination, Defendants asked the Court to grant them leave to brief the issue for our de novo consideration.

In an unpublished Order, the Court informed Defendants that our ruling on their motion for reconsideration did not implicitly determine whether preemption of one count in a class action complaint under SLUSA required the dismissal of the entire class action. Instead, the Court reiterated that our Opinion and Order denying reconsideration merely held that *Rowinski* did not constitute a controlling decision overlooked by the Court, and therefore did not constitute sufficient grounds for reconsideration. The Court, though, granted Defendants' alternative request to brief the issue for our de novo consideration. The present motion followed, which is presently before the Court.

* * * *

While the Court is mindful that it previously granted Plaintiffs leave to replead Counts Three and Four as derivative claims, and that Plaintiffs filed their Second Amended Derivative Complaint in response, the Court now must reverse course on its decision. When Plaintiffs originally brought their action, they did so by employing the class action device. Each count was contained in a class action complaint and each count pled claims on behalf of the class, including Counts Three and Four.[FN3] As such, once we found Counts Seven through Ten preempted by SLUSA, we were required to dismiss the entire class action, including Counts Three and Four, and not grant Plaintiffs leave to file a new complaint alleging an entirely new and different action. This is clear not only from the statutory text of SLUSA, but also from the considered dicta by the Third Circuit in *Rowinski.* Therefore, because the Court erred in allowing Plaintiffs leave to amend Counts Three and Four of their Class Action Complaint and file an entirely new non-class action, the Court will now vacate its prior decision allowing Plaintiffs to replead those Counts. Instead, the Court will dismiss the entire action under SLUS A. The following discussion explains why.

DISCUSSION

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*3 In their brief, Defendants argue that SLUSA's preemption of "actions," rather than "claims," compels dismissal of the entire case. The relevant portion of SLUSA, upon which they rely, states:

Class Action Limitations. No covered class action based upon the statutory or common law of any State or subdivision thereof may be maintained in any State or Federal court by any party alleging ... a misrepresentation or omission of a material fact in connection with the purchase or sale of a covered security; or ... that the defendant used or employed any manipulative or deceptive device or contrivance in connection with the purchase or sale of a covered security.

15 U.S.C. § 78bb(f)(1) (2006). According to Defendants, Congress's authorization of removal and preemption of certain "covered class actions," rather than mere "claims," "counts," or "allegations" in a class action complaint, was not mere scrivener's error. They argue that this language mandates dismissal of entire class actions where the complaint contains one or more SLUSA-preempted claims.

Defendants find support for this proposition in *Rowinski v. Salomon Smith Barney Inc.*, 398 F.3d 294 (3d Cir.2005). In *Rowinski*, plaintiff filed a class action lawsuit in state court alleging that defendant's dissemination of biased investment research constituted a breach of contract, unjust enrichment, and violation of state consumer protection laws. *Id.* at 296. Defendant removed the action to the Middle District of Pennsylvania, which dismissed plaintiff's complaint under SLUSA. *Id.* at 297. Defendant then appealed.

On appeal, the Third Circuit first found plaintiff's breach of contract claim preempted under SLUSA. *Id.* at 302-04. Then, the court examined whether preemption of this claim affected plaintiff's remaining claims. On this point, the court remarked: "[u]nder the statutory language [of SLUSA], inclusion of these preempted claims within the putative class compels *dismissal of the entire action.*" *Id.* at 304 (citing 15 U.S.C. § 78bb(f)(1)) (emphasis added). The court, though, eventually stated:

[P]laintiff contends we should examine each count in the complaint separately to determine whether it is preempted ... As an initial matter, we question whether preemption of certain counts and remand of others is consistent with the plain meaning of SLUSA. The statute does not preempt particular " claims" or "counts" but rather preempts "actions," 15 U.S.C. § 78bb(f)(1), suggesting that if any claims alleged in a covered class action are preempted, the entire action must be dismissed. But we need not decide whether a count-by-count analysis is appropriate in this case, because plaintiff has incorporated every allegation into every count in his complaint. Our SLUSA analysis therefore applies to each of plaintiff's counts, and compels the conclusion that each is preempted.

Id. at 305 (internal citations omitted). Accordingly, the Third Circuit affirmed the dismissal of plaintiff's entire complaint. *Id.*

*4 As exhibited by the paragraph above, the Third Circuit in *Rowinski* did not actually decide whether preemption of one claim under SLUSA requires dismissal of the entire action. Instead, the court resolved the issue by reading plaintiff's complaint as incorporating every allegation into every other count, thereby rendering each count preempted by SLUSA. *Id.* Only one other decision in our circuit has applied *Rowinski* to a similar situation, and the result was identical. In *LaSala v. Bordier et CIE*, 452 F.Supp.2d 575 (D.N.J.2006), plaintiffs alleged violations of state aiding and abetting laws, along with violations of Swiss money laundering laws. The court in *LaSala* first found plaintiffs' state aiding and abetting claims precluded under SLUSA. *Id.* at 588. Then, applying *Rowinski*, the court held that SLUSA precluded plaintiffs' Swiss law claims because plaintiffs' complaint incorporated the aiding and abetting counts into the Swiss law counts. *Id.* at 588-89. Accordingly, the district court dismissed the entire action.

Rowinski and *LaSala*, though, are distinguishable from the instant case. Unlike the plaintiffs in those cases, Plaintiffs here did not incorporate their SLUSA preempted claims into their non-preempted claims. Nevertheless, *Rowinski* and *LaSala* are still helpful. Both provide strong support, albeit in dicta, for the proposition that SLUSA preempts entire

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class actions rather than individual claims.[FN4] *See Rowinski,* 398 F.3d at 305 (noting that SLUSA suggests "that if any claims alleged in a covered class action are preempted, the *entire action* must be dismissed.") (emphasis added); *LaSala,* 452 F.Supp.2d at 588 (noting that "the Third Circuit has indicated [in *Rowinski*] that SLUSA preempts *actions,* not claims.") (emphasis added). [FN5] No definitive holding on this issue exists in our Circuit, though. Therefore, the Court must resolve this issue.

1. The Statutory Text of SLUSA

[1][2] The first step in determining whether preclusion of one claim under SLUSA requires dismissal of the entire complaint is to examine the statutory language of the Act itself. The Court's role in interpreting a statute, such as SLUSA, is to give effect to Congress's intent. *See Negonsott v. Samuels,* 507 U.S. 99, 104, 113 S.Ct. 1119, 122 L.Ed.2d 457 (1993) (citing *Griffin v. Oceanic Contractors, Inc.,* 458 U.S. 564, 570, 102 S.Ct. 3245, 73 L.Ed.2d 973 (1982)). "Because it is presumed that Congress expresses its intent through the ordinary meaning of its language, every exercise of statutory interpretation begins with [the] plain language of the statute itself." *Fresh v. Advantage Produce,* 157 F.3d 197, 202 (3d Cir.1998) (citations omitted). "Where the statutory text is plain and unambiguous, further inquiry is not required, except in the extraordinary case where a literal reading of the language produces an absurd result." *Id.* (citing *Santa Fe Med. Servs., Inc. v. Segal (In re Segal),* 57 F.3d 342, 345 (3d Cir.1995)). "Moreover, a court may depart from the plain language of a statute only by an extraordinary showing of a contrary congressional intent in the legislative history." *Id.* (citing *Garcia v. United States,* 469 U.S. 70, 75, 105 S.Ct. 479, 83 L.Ed.2d 472 (1984)). With these principles in mind, we will begin our analysis of the statutory language.

*5 First, by SLUSA's own terms, the Act preempts more than just "claims," "counts," or "allegations," in a complaint. Preemption instead applies to any " covered class action." 15 U.S.C. § 78bb(f)(1). SLUSA then defines the phrase "covered class action" broadly as encompassing "any single lawsuit " or any "group of lawsuits" meeting certain class action requirements. *See* 15 U.S.C. § 78bb(f)(5)(B)(i)-(ii) (emphasis added).[FN6] That Congress chose to define a "covered class action" as "any single *lawsuit*" or "any group of *lawsuits*" supports the view that Congress intended SLUSA to regulate more than just claims, counts, or allegations in a complaint. Instead, it intended SLUSA to regulate entire lawsuits. In addition, the commonly understood definition of the word " action," as used in the phrase "covered class action," further signals Congress's intent to broadly define SLUSA's preemptive scope. If Congress intended SLUSA to preempt only claims, counts, or allegations in a complaint, it presumably would have employed more narrower terms than "action." [FN7] However, it did not. Rather, Congress chose to use the phrase "class action," indicating that it purposefully intended SLUSA to preempt more than mere claims in a complaint.

Furthermore, comparing SLUSA to its companion statute, the Private Securities Litigation Reform Act of 1995 ("PSLRA"), 15 U.S.C. §§ 77z-1, 78u, indicates that Congress's use of the word "action," rather than more narrower terms, may have been intentional. Whereas SLUSA refers *only* to "actions, " *see* 15 U.S.C. §§ 78bb(a), (c), (f)(1)-(5), the PSLRA makes numerous references to the term " claim," *see* 15 U.S.C. §§ 77z-1(a)(3)(A)(i)(I), (a)(3)(A)(ii). In fact, in a few sections of the PSLRA, Congress expressly differentiated the term " claim" from the term "action." *See* 15 U.S.C. § 78u-4(a)(3)(A)(i)(I) (requiring notice to class members of "the pendency of the action, *the claims asserted therein,* and the purported class period.") (emphasis added); 15 U.S.C. § 78u-4(a)(3)(A)(ii) (discussing notice requirements "if more than one action on behalf of a class *asserting substantially the same claim or claims ....")* (emphasis added); 15 U.S.C. § 78u-4(a)(7)(B)(i) (explaining requirements for disclosing settlement of "each claim" to class members). This shows that Congress, in the PSLRA, apparently viewed the term "action" as encompassing a party's various "claims." Of course, the PSLRA and SLUSA are different acts. However, Congress likely knew the contents of the former when drafting the latter since Congress explicitly passed SLUSA in 1998 to correct

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loopholes left open by the PSLRA, which Congress passed a mere three years earlier.FN8 *See Smith v. City of Jackson, Miss.*, 544 U.S. 228, 233, 125 S.Ct. 1536, 161 L.Ed.2d 410 (2005) (emphasizing the "premise that when Congress uses the same language in two statutes having similar purposes, particularly when one is enacted shortly after the other, it is appropriate to presume that Congress intended that text to have the same meaning in both statutes"); *see also See* 15 U.S.C. § 78a (noting Congress's intent in enacting SLUSA as furthering the PSLRA's goals); H.R. Conf. Rep. No. 105-803 (1998) (describing SLUSA's purpose "as to protect the interest of shareholders and employees of public companies that are the target of meritless 'strike suits.' ").

*6 As the foregoing shows, SLUSA's statutory language clearly supports the Third Circuit's dictum in *Rowinski*-namely, that SLUSA preempts entire class actions, and not mere claims in a complaint. FN9

2. *Dabit v. Merrill Lynch, Pierce, Fenner and Smith, Inc.*

As of the date of this Opinion, only one other circuit has examined the issue presently before the Court. In *Dabit v. Merrill Lynch, Pierce, Fenner and Smith, Inc.*, 395 F.3d 25 (2d Cir.2005) [hereinafter "*Dabit I*"], the Second Circuit held that SLUSA does not preempt claims based solely on the retention of securities (i.e., "holders claims"). In reaching this holding, the Second Circuit stated that the Supreme Court's decision in *Blue Chip Stamps v. Manor Drug Stores*, 421 U.S. 723, 95 S.Ct. 1917, 44 L.Ed.2d 539 (1975), which restricted the remedy under § 10(b) of the Securities Exchange Act of 1934, 15 U.S.C. § 78j(b), and Rule 10b-5 thereunder, 17 CFR § 240.10b-5, to actual purchases or sales of securities (i.e., the "purchaser-seller rule"), operated as a limit on the preemptive scope of SLUSA. *Id.* at 44.

Under this analysis, the Second Circuit dismissed some of plaintiff's claims as preempted by SLUSA, but did not dismiss certain other claims. *See Dabit I*, 395 F.3d at 28. The Court then discussed the consequence of only dismissing some of plaintiff's claims under SLUSA. The court stated:

[SLUSA] might be read to suggest that where a single complaint contains claims that include allegations triggering preemption and other claims that do not, SLUSA prohibits maintenance of the entire action. On this reading, SLUSA would effectively preempt any state law claim conjoined in a given case with a securities fraud claim, whatever its nature. We assume, however, that the historic police powers of the states are not preempted unless it was Congress's "clear and manifest purpose" to do so. [*Milwaukee v. Ill.*, 451 U.S. 304, 316, 101 S.Ct. 1784, 68 L.Ed.2d 114 (1981)] (internal quotation omitted). Thus we decline to read SLUSA as such an imprecise instrument. *See, e.g.*, [*Falkowski v. Imation Corp.*, 309 F.3d 1123, 1131-32 (9th Cir.2002)] (affirming dismissal of preempted fraud claims but permitting maintenance of remaining contract claims). As we have already noted, SLUSA's language and legislative history indicate no intent to preempt categories of state action that do not represent "federal flight" litigation. We therefore reverse so much of the district court's order as dismissed the lost commissions claim and remand it for further proceedings.

Dabit I, 395 F.3d at 47. Accordingly, the Second Circuit held that SLUSA's preemption of any "covered class action" did not mandate dismissal of the entire action.

On appeal, the Supreme Court vacated the Second Circuit's decision, holding that SLUSA preempted holders claims. *Merrill Lynch, Pierce, Fenner & Smith, Inc. v. Dabit*, --- U.S. ----, 126 S.Ct. 1503, 164 L.Ed.2d 179 (2006) [hereinafter "*Dabit II*"]. The Court, though, did not specifically address whether preemption of one claim under the Act required dismissal of the entire action.FN10 However, the Court undercut the Second Circuit's reasoning on this issue. In particular, the Court implicitly rejected the Second Circuit's view, permeating its entire opinion, that SLUSA's statutory language should be subjected to an artificial narrowing construction based upon a presumption against preemption. *See id.* at 1513 ("The presumption that Congress envisioned a broad

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construction follows not only from ordinary principles of statutory construction but also from the particular concerns that culminated in SLUSA's enactment. A narrow reading of the statute would undercut the effectiveness of the [PSLRA] and thus run contrary to SLUSA's stated purpose...."). Furthermore, the Court in *Dabit II* expressly stated that "the general presumption that Congress does not cavalierly preempt state-law causes of action .... carries less force" in the SLUSA context. *Dabit II*, 126 S.Ct. at 1514. This is so, the Court remarked, because "SLUSA does not actually pre-empt any state cause of action .... [but rather] [i]t simply denies plaintiffs the right to use the class action device to vindicate certain claims." *Id.* Notably, this presumption against the preemption of state law claims was the sole basis in *Dabit I* for the Second Circuit's holding that SLUSA does not preempt entire actions. *See id.* at 47 ("We assume, however, that the historic police powers of the states are not preempted unless it was Congress's 'clear and manifest purpose' to do so. Thus, we decline to read SLUSA as such an imprecise instrument."). Therefore, this Court can only conclude that the Supreme Court weakened, if not undercut entirely, the Second Circuit's reasoning in *Dabit I* that SLUSA only preempts claims and not entire actions.

3. Reading SLUSA in this Manner Does Not Produce Absurd Results

*7 Plaintiffs argue that reading SLUSA as preempting entire actions would essentially produce absurd results. First, they argue that the Court's prior decision, which held that Plaintiffs' § 36(b) claim may only be maintained derivatively, means that their § 36(b) claims are, and always were, derivative. Therefore, Plaintiffs argue that their §§ 36(b) and 48(a) claims are not a "covered class action" and consequently fall outside the scope of SLUSA.

The Court disagrees. Under the plain language of SLUSA, it is irrelevant whether Plaintiffs could only maintain their §§ 36(b) and 48(a) claims derivatively. The fact is that Plaintiffs pled these claims as part of their Class Action Complaint. Therefore, dismissal of Counts Seven through Ten under SLUSA required dismissal of the entire class action, including Plaintiffs' §§ 36(b) and 48(a) claims.

Plaintiffs also argue that other courts have allowed the dismissal state law claims under SLUSA while upholding §§ 36(b) and 48(a) claims. *See, e.g., In re Dreyfus Mut. Funds Fee Litig.*, 428 F.Supp.2d 342 (W.D.Pa.2005); *In re Mut. Funds Investment Litig.*, 384 F.Supp.2d 845 (D.Md.2005). They argue, therefore, that this Court should follow suit. However, in none of those cases did the court expressly determine, or even discuss, whether SLUSA preempts entire actions rather than claims. Accordingly, Plaintiffs' argument on this ground is not persuasive.

Moreover, Plaintiffs contend that applying SLUSA in this manner would encourage plaintiffs in other cases to file separate lawsuits on the same set of facts and circumstances if any state law claims were included to protect certain purely federal claims from the potential operation of SLUSA. Congress, though, apparently foresaw this problem and included certain protections against it. *See, e.g.*, 15 U.S.C. § 78bb(f)(5)(B)(ii) (treating as a "covered class action ... *any group of lawsuits* filed in or pending in the same court and involving common questions of law or fact ....") (emphasis added). Therefore, this concern is not well-founded.

Finally, Plaintiffs argue that the Court's interpretation of SLUSA would prevent them from seeking damages for the time frame covered by the existing litigation (i.e., February 1999 to December 2003) because Plaintiffs cannot recover damages under § 36(b) for any period prior to one year before the commencement of the action. *See* 15 U.S.C. § 80a-35(b)(3). According to Plaintiffs, dismissal of the entire action would require them to re-file their case, which would begin a new one year period, thereby precluding Plaintiffs from recovering damages under the February 1999 to December 2003 time frame. Plaintiffs call this result "draconian."

The Court disagrees. The Supreme Court previously instructed that "[p]olicy considerations cannot override [a court's] interpretation of the text and

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structure of [an act], except to the extent that they may help to show that adherence to the text and structure would lead to a result 'so bizarre' that Congress could not have intended it." *Central Bank of Denver v. First Interstate Bank of Denver,* 511 U.S. 164, 188, 114 S.Ct. 1439, 128 L.Ed.2d 119 (1994) (citations omitted). This is not the case here. As noted earlier, the Third Circuit recognized in *Rowinski* that Congress intended SLUSA to have a broad preemptive sweep, *see Rowinski,* 398 F.3d at 299 ("Congress envisioned a broad interpretation of SLUSA ...."), and the Supreme Court recently affirmed that view, *see Dabit II,* 126 S.Ct. at 1513 (" A narrow reading of [SLUSA] would undercut the effectiveness of the [PSLRA's] stated purposes, viz., to prevent certain State private securities class action lawsuits alleging fraud from being used to frustrate the objectives of the 1995 Act.") (internal quotations omitted). Moreover, nothing prevented Plaintiffs from filing a derivative action under §§ 36(b) and 48(a) instead of improperly filing a class action based upon those sections. A derivative cause of action under those sections was already well-recognized at the time. *See, e.g., Gartenberg v. Merrill Lynch Asset Mgmt., Inc.,* 694 F.2d 923 (2d Cir.1982). Therefore, this Court will not now sit as a "super-Congress" and re-write clearly drafted legislation to comport with Plaintiffs' views on public policy. That result would truly be "bizarre."

CONCLUSION

*8 The Court is mindful that it previously dismissed Plaintiffs' class action claims under §§ 36(b) and 48(a) without prejudice, allowing Plaintiffs to replead those claims derivatively. However, after carefully considering Defendants' arguments, the Court believes that its prior Opinion and Order dismissing Plaintiffs' §§ 36(b) and 48(a) claims without prejudice violated the plain language of SLUSA. Accordingly, the Court hereby vacates the portion of its prior Opinion and Order allowing Plaintiffs to replead Counts Three and Four derivatively. Instead, this action is **DISMISSED WITH PREJUDICE.** An appropriate Order accompanies this Opinion.

ORDER

For the reasons stated in the accompanying Opinion, and for good cause shown, IT IS on this 4th day of December, 2006, hereby,

ORDERED that the Court's previous Opinion and Order allowing Plaintiffs leave to replead Counts Three and Four of their Consolidated Amended Class Action Complaint is **VACATED;** and

IT IS FURTHER ORDERED that Defendants' motions to dismiss this action pursuant to the Securities Litigation Uniform Standards Act of 1988, 15 U.S.C. § 78bb(f), is **GRANTED;** and

IT IS FURTHER ORDERED that this action is **DISMISSED WITH PREJUDICE.**

FN1. Plaintiffs' state law claims were for unjust enrichment, and for alleged breaches of fiduciary duties and duties of good faith, loyalty, fair dealing, due care, and/or candor.

FN2. Plaintiffs later withdrew Count Six of the Complaint.

FN3. The Court notes that Count V purported to assert a derivative cause of action under § 215 of the IAA for violation of § 206 of the act. The Court previously dismissed this count because § 215 of the IAA only invalidates unlawful contracts, and not unlawful transactions made pursuant to lawful contracts as Plaintiffs alleged. *In re Lord Abbett,* 407 F.Supp.2d at 634-35 (dismissing Count V). An alternative ground for dismissal existed, though. Specifically, the first paragraph of Count V stated that Plaintiffs "repeat and reallege each and every allegation contained above as if fully set forth herein." (C.A.C.¶ 169.) As such, Count V incorporated all of the preceding counts, each of which attempted to plead class action claims seeking damages against Lord Abbett. (C.A.C.¶¶ 142-168.)

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Therefore, Count Five actually contained class action allegations. It is well-established, though, that a plaintiff may not maintain a "derivative class action." *See Kauffman v. Dreyfus Fund, Inc.*, 434 F.2d 727, 737 (3d Cir.1970) (rejecting notion of the "derivative class action"). Accordingly, Count Five was also subject to dismissal on this ground.

FN4. Plaintiffs attempt to distinguish *Rowinski* from the present case by arguing that *Rowinski* only involved state law claims, while the present case involves both federal *and* state law claims. According to Plaintiffs, this difference is critical. They contend that, unlike the facts in *Rowinski*, the policy concerns underlying SLUSA are not present here (i.e., preventing litigants from circumventing the requirements of the PSLRA by filing private securities class actions in state court) because Plaintiffs asserted non-preempted federal claims under §§ 36(b) and 48(a) of the ICA. The Court disagrees. As will be discussed in greater detail below, the Supreme Court recently decided a case involving SLUSA that essentially eliminated this argument. *See Merrill Lynch, Pierce, Fenner & Smith, Inc. v. Dabit*, --- U.S. ----, 126 S.Ct. 1503, 164 L.Ed.2d 179 (2006). In that case, the Supreme Court remarked that "SLUSA does not actually pre-empt any state cause of action." *Id.* at 1514. Instead, it "simply denies plaintiffs the right to use the class action device to vindicate certain claims." *Id.* (emphasis added). Therefore, that Plaintiffs' complaint contained federal claims that Plaintiffs contend were properly pled is of no matter. SLUSA merely stands for the proposition that Plaintiffs cannot use the class action vehicle to bring those claims if the various elements of the act are met as to one or more claims in a complaint. Furthermore, the clear statutory language of SLUSA, which prohibits only "actions," does not differentiate between actions based solely on state law, such as *Rowinski*, from those actions based on federal and state law, such as this case. The Act only speaks of "covered class action[s]" based on state law. 15 U.S.C. § 78bb(f)(1). The Court will not now narrow SLUSA's preemptive force by subjecting it to an artificial narrowing construction not implied by its clear language. *Dabit*, 126 S.Ct. at 1513 (noting that Congress intended SLUSA to be interpreted broadly and explicitly rejecting the notion that SLUSA should be subjected to any narrowing construction).

FN5. Another decision supporting this viewpoint is found in *Greaves v. McAuley*, 264 F.Supp.2d 1078 (N.D.Ga.2003). Relying on language contained in the "Delaware Carve-Out" calling for remand of any "such action" subject to the carve-out, 15 U.S.C. § 77p(d)(4), along with SLUSA's preemption of "any covered class action," 15 U.S.C. § 77p(c), the Court held that remand of the entire action was appropriate. *Greaves*, 264 F.Supp.2d at 1086. Notably, the Court remarked that "the provisions of [SLUSA] direct a district court to examine a lawsuit in its entirety" and that "[t]here is no statutory distinction drawn [in SLUSA] between various claims alleged within a complaint." *Id.* at 1085. SLUSA's statutory language will be examined more fully below.

FN6. (B) Covered class action. The term "covered class action" means-

(i) any single lawsuit in which-

(I) damages are sought on behalf of more than 50 persons or prospective class members, and questions or law or fact are common to those persons or members of the prospective class, without reference to issues of individualized reliance on an alleged misstatement or omission, predominate over any questions affecting only individual persons or members; or

(II) one or more named parties seek to recover damages on a representative basis on behalf of themselves and other

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unnamed parties similarly situated, and questions of law or fact common to those persons or members of the prospective class predominate over any questions affecting only individual persons or members; or
(ii) any group of lawsuits filed in or pending in the same court and involving common questions of law or fact, in which-
(I) damages are sought on behalf of more than 50 persons; and
(II) the lawsuits are joined, consolidated, or otherwise proceed as a single action for any purpose.
15 U.S.C. § 78bb(f)(5)(B)(i)-(ii).

FN7. The accepted definitions of the terms "action," "claim," and "count" support this reading. *Compare* Black's Law Dictionary 1221 (7th ed.1999) (defining "action" broadly as "the regular and orderly progression of a lawsuit, including all acts and events between the time of commencement and the entry of judgment.") (emphasis added) *with id.* at 240-41 (defining "claim" as the "assertion of an existing right to payment or an equitable remedy") *and id.* at 353 (defining "count" narrowly as "[i]n a complaint or similar pleading, *the statement of a distinct claim.*") (emphasis added). *See also* Ballantine's Law Dictionary (3d ed.1969) (defining the term "action" as "inclusive of cause of action or right of action...."); *Spring Garden Assoc's, L.P. v. Resolution Trust Corp.,* 26 F.3d 412, 415 (3d Cir.1994) (noting that the phrase "any action" in a removal statute differs from "any claim"; the "commonly understood meaning of [' any action'] encompasses the entirety of any case ... and not just those claims in such a case...."). In fact, the word "action" is synonymous with the word "case." Black's Law Dictionary 206 (defining "case " as "[a] proceeding, *action,* suit, or controversy at law or in equity.") (emphasis added).

FN8. Furthermore, SLUSA and the PSLRA are both contained in the same acts (i.e., the Securities Act of 1933 the Securities Exchange Act of 1934). It is well-established that " '[Where] Congress includes particular language in one section of a statute but omits it in another section of the same Act, it is generally presumed that Congress acts intentionally and purposefully in the disparate inclusion or exclusion.' " *Russello v. United States,* 464 U.S. 16, 23, 104 S.Ct. 296, 78 L.Ed.2d 17 (1983) (citations omitted).

FN9. Since the language of SLUSA is plain and unmistakable, there is no need to engage in a lengthy discussion of its legislative history beyond what the Court has already noted. Furthermore, Plaintiffs have not brought forth, and the Court could not find, any clearly expressed legislative intention to the contrary.

FN10. The Second Circuit later applied its holding in *Dabit I* on this issue in another case, *Gray v. Seaboard Sec., Inc.,* 126 Fed.Appx. 14, 16 (2d Cir.2005). Gray, though, was decided before the Supreme Court's decision in *Dabit II* and does not contain any re-examination of the analysis used by the *Dabit I* court.

D.N.J.,2006.
In re Lord Abbett Mutual Funds Fee Litigation
--- F.Supp.2d ----, 2006 WL 3483946 (D.N.J.)

Briefs and Other Related Documents (Back to top)

• 2006 WL 1732991 (Trial Motion, Memorandum and Affidavit) Reply Memorandum in Support of Motion of Lord Abbett Defendants to Dismiss Plaintiffs' Second Amended Derivative Complaint (May 8, 2006) Original Image of this Document with Appendix (PDF)
• 2006 WL 1732992 (Trial Motion, Memorandum and Affidavit) Independent Director Defendants' Reply to Plaintiffs' Opposition to Defendants' Motion to Dismiss the Second Amended Derivative Complaint (DKT.NO.79) (May 8, 2006) Original Image of this Document (PDF)
• 2006 WL 1732990 (Trial Motion, Memorandum

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and Affidavit) Memorandum in Support of Lord Abbett Defendants' Motion for Dismissal of the Action Pursuant to Slusa (May 3, 2006) Original Image of this Document (PDF)
• 2006 WL 1314958 (Trial Motion, Memorandum and Affidavit) Plaintiff's Opposition to Defendants' Motion to Dismiss Plaintiffs' Second Amended Complaint (Apr. 7, 2006) Original Image of this Document (PDF)
• 2006 WL 1042493 (Trial Motion, Memorandum and Affidavit) Reply Memorandum in Support of Lord Abbett Defendants' Motion Requesting an Order Clarifying Whether the Court Has Determined the Merits of Defendants' Argument that Slusa Preempts Entire Actions Rather than Claims and, If It Has, Certifying This Que stion for Appeal Pursuant to 28 U.S.C. | 1292(b) (Mar. 10, 2006) Original Image of this Document (PDF)
• 2006 WL 653889 (Trial Motion, Memorandum and Affidavit) Plaintiffs' Opposition to Defendants' Motion Requesting an Order Clarifying Whether the Court Has Determined the Merits of Defendants' Argument that Slusa Preempts Entire Actions Rather Than Claims, and Plaintiffs' Opposition to Certifying This Quest ion for Appeal Pursuant to 28 U.S.C. | 1292(b) (Feb. 28, 2006)
• 2006 WL 653887 (Trial Motion, Memorandum and Affidavit) Independent Director Defendants' Memorandum of Law in Support of Their Motion to Dismiss the Second Amended Derivative Complaint Ýdkt. No. 79" (Feb. 21, 2006)
• 2006 WL 653888 (Trial Motion, Memorandum and Affidavit) Memorandum in Support of Motion of Lord Abbett Defendants to Dismiss Plaintiffs' Second Amended Derivative Complaint (Feb. 21, 2006)
• 2005 WL 3171880 (Trial Motion, Memorandum and Affidavit) Reply Memorandum in Support of Lord Abbett Defendants' Motion for Reconsideration or Modification (Oct. 20, 2005)
• 2005 WL 3171869 (Trial Motion, Memorandum and Affidavit) Plaintiffs' Memorandum of Law in Opposition to Defendants' Motion for Reconsideration or Modification (Oct. 14, 2005)
• 2005 WL 3171878 (Trial Motion, Memorandum and Affidavit) Opposition of Lord Abbett Defendants to Plaintiffs' Motion for Reconsideration (Oct. 14, 2005)
• 2005 WL 2898281 (Trial Pleading) Second Amended Derivative Complaint (Sep. 29, 2005)
• 2005 WL 2898948 (Trial Motion, Memorandum and Affidavit) Plaintiffs' Memorandum in Support of Motion for Reconsideration of the Court's Order Granting in Part and Denying in Part Defendants' Motions to Dismiss the Complaint (Sep. 14, 2005)
• 2005 WL 2898953 (Trial Motion, Memorandum and Affidavit) Memorandum of Law in Support of Lord Abbett Defendants' Motion for Reconsideration or Modification (Sep. 14, 2005)
• 2005 WL 2099042 (Trial Motion, Memorandum and Affidavit) Plaintiffs' Reply Memorandum in Further Support of Their Motion for Class Certification (Jun. 30, 2005) Original Image of this Document (PDF)
• 2005 WL 3672086 (Trial Motion, Memorandum and Affidavit) Opposition of Lord Abbett Defendants to Plaintiffs' Motion for Class Certification (May 26, 2005)
• 2004 WL 3507304 (Trial Motion, Memorandum and Affidavit) Plaintiffs' Memorandum of Law in Support of Their Motion for Class Certification (Nov. 17, 2004)
• 2004 WL 2558001 (Trial Pleading) Consolidated Amended Class Action Complaint (Aug. 16, 2004)
• 2004 WL 3647790 (Trial Motion, Memorandum and Affidavit) Memorandum of Law in Support of the Motion for Consolidation (Apr. 30, 2004)
• 2004 WL 3647791 (Trial Motion, Memorandum and Affidavit) Memorandum of Law in Support of the Motion for Consolidation (Apr. 30, 2004)
• 2004 WL 3647795 (Trial Motion, Memorandum and Affidavit) Memorandum of Law in Support of the Motion for Consolidation (Apr. 30, 2004)
• 2004 WL 2557961 (Trial Pleading) Class Action Complaint for Excessive Fees in Violation of Sections 34(b), 36(b) and 48(a) of the Investment Company Act and Sections 206 and 215 of the Investment Advisers Act, and for Breaches of Fiduciary Duty (Feb. 9, 2004) Original Image of this Document with Appendix (PDF)
• 2:04cv00559 (Docket) (Feb. 9, 2004)

END OF DOCUMENT

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UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RICHARD TIM **BOYCE**, individually and on behalf of all others similarly situated, Plaintiff, vs. **A I M MANAGEMENT GROUP, INC.**, et al., Defendants.	Civil Action No. 04cv2587 (Consolidated) Judge Keith P. Ellison

ORDER GRANTING DEFENDANTS' MOTION TO DISMISS THE THIRD DERIVATIVE CONSOLIDATED AMENDED COMPLAINT

CAME ON FOR CONSIDERATION Defendants' Motion to Dismiss the Third Derivative Consolidated Amended Complaint (the "Motion"), and the Court having considered the Motion, the response of Plaintiffs, if any, and the argument of the parties, is of the opinion that the Motion has merit and should, in all respects, be GRANTED; it is therefore

ORDERED that Plaintiffs' claims are hereby dismissed with prejudice as to their refiling.

Dated this _____ day of _____________, 2007.

____
UNITED STATES DISTRICT JUDGE
HON. KEITH P. ELLISON

Anthony Zaccaria

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Subject: Activity in Case 4:04-cv-02587 Boyce v. AIM Management Group, et al Motion to Dismiss

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U.S. District Court

SOUTHERN DISTRICT OF TEXAS

Notice of Electronic Filing

The following transaction was entered by Kelley, Charles on 2/5/2007 at 8:30 PM CST and filed on 2/5/2007

Case Name: Boyce v. AIM Management Group, et al
Case Number: 4:04-cv-2587
Filer: AIM Advisors Inc
AIM Management Group Inc
INVESCO Funds Group Inc
AIM Distributors Inc
Invesco Distributors Inc
Document Number: 82

Docket Text:
MOTION to Dismiss [80] Amended Complaint/Counterclaim/Crossclaim etc. *and Memorandum of Law in Support* by AIM Management Group Inc, INVESCO Funds Group Inc, AIM Distributors Inc, Invesco Distributors Inc, AIM Advisors Inc, filed. Motion Docket Date 2/26/2007. (Attachments: # (1) Exhibit Addendum A to Motion to Dismiss# (2) Proposed Order)(Kelley, Charles)

4:04-cv-2587 Notice has been electronically mailed to:

Jerald Bien-Willner jerryb@blbglaw.com, adam@blbglaw.com, glorias@blbglaw.com, kayem@blbglaw.com, kristinas@blbglaw.com

Thomas E Bilek tbilek@hb-legal.com, llockett@hb-legal.com

Carolyn Paige Courville ccourvil@susmangodfrey.com, jlewis@susmangodfrey.com

Paul D Flack pflack@nickenskeeton.com

Martin I Kaminsky mikaminsky@pollacklawfirm.com

Charles Stephen Kelley ckelley@mayerbrownrowe.com

Edward T McDermott etmcdermott@pollacklawfirm.com

Jacks C Nickens jnickens@nickenskeeton.com

Michael Kenan Oldham moldham@gibbs-bruns.com

Daniel A Pollack dapollack@pollacklawfirm.com

Stephen D Susman ssusman@susmangodfrey.com, ddefranco@susmangodfrey.com

Anthony Zaccaria azaccaria@pollacklawfirm.com

4:04-cv-2587 Notice has not been electronically mailed to:

Jerome M. Congress
Milberg Weiss & Bershad LLP
One Pennsylvania Plaza
New York, NY 10119

John Does 1-100

Robert Gans
Bernstein Litowitz Berger
12481 High Bluff Drive
Ste 300
San Diego, CA 92130

Kim E. Miller
Milberg Weiss Bershad & Schulman LLP
1 Pennsylvania Plaza
New York, NY 10119

Janine L. Pollack
Milberg Weiss & Bershad LLP
One Pennsylvania Plaza
New York, NY 10119

Michael R Reese
Milberg Weiss et al
One Pennsylvania Plz
New York, NY 10119-0165

Alan Schulman
Bernstein Litowitz et al
12481 High Bluff Dr
Ste 300
San Diego, CA 92130

Steven G Schulman
Milberg Weiss et al
One Pennsylvania Plaza
New York, NY 10119-0165

Marc A Topaz
Schiffrin & Barroway
280 King of Prussia Rd

END